JMP Securities LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 39,543,320
Marketable securities owned, at fair value	20,198,726
Investment banking fees receivable, net (allowance for doubtful accounts of $0 at December 31, 2015)	5,043,706
Receivable from clearing broker	14,585,774
Due from affiliates	3,992,500
Other assets	1,492,213
Total assets	$ 84,856,239
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at fair value	$ 13,284,050
Accrued compensation and benefits	26,901,051
Accounts payable and accrued expenses	1,861,324
Due to affiliates	695,626
Payable to broker-dealers	12,832
Deferred compensation liability	1,772,828
Total liabilities	44,527,711
Liabilities subordinated to claims of general creditors (Note 6)	15,000,000
Commitments and contingencies (Note 8)	
Member's equity	25,328,528
Total liabilities and member's equity	$ 84,856,239

The accompanying notes are an integral part of this statement of financial condition.